JED Oil Inc.
2600, 500 – 4th Ave. S.W.
CALGARY, ALBERTA T2P 2V6
Telephone:  (403) 537-3250

November 10, 2005

Via: Facsimile and EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Ms. Carmen Moncada-Terry

Re:	Request for Acceleration – JED Oil Inc. Registration Statement on Form F-3 (SEC File No. 333-128711)

Ladies and Gentlemen:

        On behalf of JED Oil Inc., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement, and to permit said Registration Statement to become effective at 5:00 p.m. on November 10, 2005, or as soon thereafter as practicable.

       JED Oil Inc. hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact the undersigned with any questions with respect to this request.

Very truly yours, JED OIL INC. /s/ Bruce Stewart Bruce Stewart Chief Financial Officer